SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

COMMENCEMENT NOTICE OF THE PUBLIC OFFERING, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN A SINGLE SERIES, OF THE 9TH (NINTH) ISSUANCE OF AXIA ENERGIA S.A. CNPJ no. 00.001.180/0001-26 in the amount of R$ 1,000,000,000.00 (one billion reais) ISIN CODE OF DEBENTURES: BRAXIADBS0F1 Final Issue Risk Rating of “brAAA” assigned by Standard & Poor’s Ratings do Brasil Ltda. on June 30, 2026. *This rating was made on June 30, 2026; the characteristics of this security are subject to change. DISCLOSURE OF A PROSPECTUS WAS WAIVED, PURSUANT TO ITEM I OF ARTICLE 9, AND OF THE INFORMATION SHEET, IN ACCORDANCE WITH §1 OF ARTICLE 23, BOTH OF CVM RESOLUTION 160 (AS DEFINED BELOW) FOR THE EXECUTION OF THIS OFFER (AS DEFINED BELOW). THE REGISTRATION OF THE OFFER OF THE DEBENTURES WAS AUTOMATICALLY GRANTED BY THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (“CVM”) ON JULY 2, 2026, UNDER NO. CVM/SRE/AUT/DEB/PRI/2026/332. 1. SECURITY OFFERED AND IDENTIFICATION OF THE OFFEROR AXIA ENERGIA S.A., a corporation registered as a securities issuer, category "A", before CVM, in operational phase, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, nº 26, Loja A, Centro, CEP 20.030-900, registered in the National Register of Legal Entities of the Ministry of Finance ("CNPJ") under No. 00.001.180/0001- 26, with its constitutive acts registered with the Board of Trade of the State of Rio de Janeiro under NIRE 33.300.346.767 ("Issuer"), together with BTG PACTUAL INVESTMENT BANKING LTDA., an institution that is part of the securities distribution system, with an office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n.º 3.477, 14º andar, CEP 04538-133, enrolled with the CNPJ under No. 46.482.072/0001-13 (“Lead Coordinator”) and XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., financial institution that is part of the securities distribution system, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia do Botafogo, nº 501, bloco 1, CEP 22.250-911, enrolled with the CNPJ under nº 02.332.886/0001-04 (“XP Investimentos” and, together with the Lead Coordinator, the “Coordinators”), hereby communicate, pursuant to article 59, item II and §3, of CVM Resolution No. 160, of July 13, 2022, as in force (“CVM Resolution 160” and “Commencement Notice”, respectively), the beginning of the public distribution of 1,000,000 (one million) simple debentures, not convertible into shares, of the unsecured type, in a single series, of the 9th (ninth) issuance of the Issuer ("Debentures" and “Issue", respectively), with a nominal unit value of R$ 1,000.00 (one thousand reais), on the issuance date, that is, June 15, 2026 ("Issuance Date"), totaling, on the Issuance Date, the total amount of R$ 1,000,000,000.00 (one billion reais), as provided for in the "Private Instrument of Issuance Deed of the 9th (Ninth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, under the Automatic Registration Procedure, of Axia Energia S.A.”, entered into on June 22, 2026 between the Issuer and VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at Rua Gilberto Sabino, nº 215, 4º andar, Pinheiros, CEP 05.425-020, enrolled with the CNPJ under No. 22.610.500/0001-88 (www.vortx.com.br), as trustee and representative of the holders of the Debentures, within the scope of the Issue (“Trustee” and “Original Issuance Deed”, respectively), as amended by the “First Amendment to the Private Instrument of Issuance Deed of the 9th (Ninth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, under the Automatic Registration Procedure, of Axia Energia S.A.” entered into on July 1, 2026, between the Issuer and the Trustee (“First Amendment to the Original Issuance Deed” and, together with the Original Issuance Deed, "Issuance Deed"), intended exclusively for professional investors, as defined under the terms of articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended ("Professional Investors"), being, therefore, subject to the automatic registration procedure of public offering of securities distribution, pursuant to article 25 and article 26, item IV, item "a", of CVM Resolution 160, of article 19 of Law No. 6.385, of December 7, 1976, as amended and other applicable laws and regulations (“Offer”). 2. PROJECT The Debentures were issued in the manner provided for in article 2 of Law No. 12.431, of June 24, 2011, as amended (“Law 12.431”), and in Decree No. 11.964, of March 26, 2024, as amended (“Decree 11.964”), or rules that amend, replace or complement them. The Project (as defined below) was filed with the National Secretariat for Energy Transition and Planning of the Ministry of Mines and Energy (“MME”) under No. 48340.003708/2026-35, on June 19, 2026. Pursuant to article 2, paragraph 1, of Law 12.431, Decree 11.964, and Resolution of the National Monetary Council ("CMN") No. 5.034, of July 21, 2022, as amended ("CMN Resolution 5.034"), the funds raised by the Issuer through the Debentures will be used exclusively for future payment, reimbursement of expenses, costs or debts related to the implementation of the project described below ("Project") that have occurred within a period equal to or less than 48 (forty-eight) months from the closing date of the Offer: MME Filing 48340.003708/2026-35, on 06/19/2026 Corporate Name and CNPJ of the Priority Project Holder Santo Antônio Energia S.A.; CNPJ: 09.391.823/0001-60 Priority Sector in which the Project is Classified Energy - Generation from renewable sources (Art. 4, III, point "a") Project Name HPP Santo Antônio Project Object Payment of future expenses or reimbursement of expenditures, expenses or debts related to projects for investment in CAPEX related to the implementation, operation, maintenance and modernization of the HPP Santo Antônio, subject of MME Concession Contract No. 01/2008. Project Objective Generation of renewable electric energy for commercialization in the free and regulated energy markets. Project Start Date March/2012 Estimated Project Closure Date October/2047 Current Project Phase The Santo Antônio HPP has been in operation since 03.30.2012. Social or environmental benefits arising from the implementation of the Project The HPP generates jobs in the region, as well as revenues for the municipality, fostering local development. In addition, the project owner is part of the Axia group, which is committed to sustainable development and the preservation of the areas around its projects. It is noteworthy that, in its business, the Axia group considers aspects related to climate change, including goals to reduce and neutralize its emissions. The group also makes various social investments and adopts a continuous practice of forming partnerships in support of social programs. Estimated volume of financial resources required to carry out the Project R$ 20,076,000,000.00 Estimated volume of financial resources to be raised with the Issue R$ 1,000,000,000.00 Percentage that is estimated to be raised with the Debentures in view of the Project's financial resources needs 4.98% 3. WAIVER OF PROSPECTUS AND OFFER INFORMATION SHEET The Debentures shall be offered exclusively to Professional Investors, therefore disclosure of a prospectus and information sheet and the use of an Offering acceptance document are waived, pursuant to article 9, item I and paragraph 3, and article 23, paragraph 1, both of CVM Resolution 160. 4. AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTION The registration of the Offer was granted by CVM on July 2, 2026, under no. CVM/SRE/AUT/DEB/PRI/2026/332. The Offer will be made under the automatic registration procedure and has not been submitted to the prior analysis of the Brazilian Association of Financial and Capital Market Entities (“ANBIMA”) or any regulatory or self-regulatory entity, pursuant to article 26, item IV, item “a”, and article 27, item I, both of CVM Resolution 160, considering that (i) the Issuer qualifies as a frequent issuer of fixed income securities – EFRF, as it is an issuer with great exposure to the market – EGEM, as provided for in item I, article 38-A of CVM Resolution No. 80, of March 29, 2022, as in force; (ii) the Debentures are non-convertible and not exchangeable into shares issued by the Issuer; and (iii) the Offer will be intended exclusively for Professional Investors. The Offer shall be registered with ANBIMA within 7 (seven) days from the date of publication of the Offer closing announcement, pursuant to articles 15 and 18 of the "Rules and Procedures for Public Offerings", as in force, an integral part of the "ANBIMA Self-Regulation Code for Structuring, Coordination and Distribution of Public Offerings of Securities and Public Takeover Offers", as in force. 5. ESTIMATED SCHEDULE OF OFFER STAGES Below is an schedule of the main stages of the Offering: Event(1) Date(2) 1 Submission of electronic application form for the Offer to the CVM 06/22/2026 2 Publication of the Market Notice 06/22/2026 3 Bookbuilding Procedure 07/01/2026 4 Publication of market notice regarding the result of the Bookbuilding Procedure 07/01/2026 5 Registration of the Offer with the CVM 07/02/2026 6 Date of publication of this Commencement Notice 07/02/2026 7 Financial Settlement Date of the Debentures 07/03/2026 8 Maximum date for publication of the Closing Notice Up to 180 (one hundred and eighty) days from the publication of this Commencement Notice (1) The dates provided for future events are merely indicative and are subject to changes, modifications, suspensions, extensions, delays and anticipations without prior notice, at the discretion of the Issuer and the Coordinators. Any modification to the distribution schedule must be communicated to the CVM and may be analyzed as a modification of the Offer, following the provisions of articles 67 and 69 of CVM Resolution 160. Furthermore, should changes in circumstances, suspension, extension, revocation or modification of the Offering occur, such schedule may be altered. (2) Any communications or announcements relating to the Offer shall be made available on the websites of the CVM, B3, the Issuer and the Coordinators, under the terms provided in article 13 of CVM Resolution 160. 6. ADDITIONAL INFORMATION Additional information regarding the Issue, the Offer, the distribution and the Debentures may be obtained from the Coordinators or from the CVM. The capitalized terms used in this "Commencement Notice of the Public Offering for Distribution, under the Automatic Registration Procedure, of Simple Debentures, not Convertible into Shares, of the Unsecured Type, in Single Series, of the 9th (Ninth) Issue of AXIA Energia S.A." ("Commencement Notice"), which are not defined herein, shall have the meaning assigned to them in the Issuance Deed. REGISTRATION OF THE PRESENT PUBLIC DISTRIBUTION OFFERING SHALL NOT IMPLY, ON THE PART OF THE CVM, GUARANTEE OF THE TRUTHFULNESS OF THE INFORMATION PROVIDED OR JUDGMENT ON THE QUALITY OF THE ISSUER, AS WELL AS ON THE DEBENTURES TO BE DISTRIBUTED. THE SECURITIES SUBJECT TO THE OFFER ARE PRIMARILY EXPOSED TO THE CREDIT RISK OF THE ISSUER. CAREFULLY READ THE TERMS AND CONDITIONS OF THE ISSUANCE DEED AND THE ISSUER'S REFERENCE FORM BEFORE MAKING YOUR INVESTMENT DECISION, PARTICULARLY THE "RISK FACTORS" SECTIONS OF THE ISSUER'S REFERENCE FORM, TO ASSESS THE RISKS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE DEBENTURES. AN INVESTMENT INTENTION COLLECTION PROCEDURE WAS CONDUCTED BY THE COORDINATORS PURSUANT TO ARTICLES 61 AND 62 OF CVM RESOLUTION 160. THE MARKET OFFER IS IRREVOCABLE, BUT MAY BE SUBJECT TO PREVIOUSLY INDICATED CONDITIONS THAT CORRESPOND TO A LEGITIMATE INTEREST OF THE ISSUER AND WHOSE IMPLEMENTATION DOES NOT DEPEND ON DIRECT OR INDIRECT ACTION BY THE ISSUER OR PERSONS LINKED TO IT, PURSUANT TO ARTICLE 58 OF CVM RESOLUTION 160. THE INFORMATION CONTAINED IN THIS COMMENCEMENT NOTICE AND MARKET NOTICES HAS NOT BEEN ANALYZED BY THE CVM, ANBIMA, OR BY ANY SELF-REGULATORY ENTITY. CONSIDERING THAT THE OFFER IS SUBJECT TO THE AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTION, REGISTRATION OF THE OFFER DID NOT REQUIRE PRIOR ANALYSIS BY THE CVM AND ANBIMA. ACCORDINGLY, THE DOCUMENTS RELATING TO THE DEBENTURES AND THE OFFER HAVE NOT BEEN AND SHALL NOT BE SUBJECT TO PRIOR REVIEW BY THE CVM AND/OR ANBIMA, INCLUDING, WITHOUT LIMITATION, THIS COMMENCEMENT NOTICE AND ALL OTHER OFFER DOCUMENTS. FURTHER INFORMATION ABOUT THE DISTRIBUTION MAY BE OBTAINED FROM THE COORDINATORS AND OTHER INSTITUTIONS PARTICIPATING IN THE DISTRIBUTION CONSORTIUM, OR FROM THE CVM. THE DEBENTURES SHALL BE SUBJECT TO RESALE RESTRICTIONS, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160. Rio de Janeiro, July 02, 2026. LEAD COORDINATOR COORDINATORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.